C. Patrick Gadson pgadson@velaw.com Tel +1.212.237.0198 Fax +1.917.849.5386

October 15, 2021

VIA ELECTRONIC MAIL AND EDGAR FILING

Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561

Re:	Rocky Mountain Chocolate Factory, Inc. Additional Definitive Soliciting Materials filed by AB Value Partners, LP et al. Filed September 30, 2021 File No. 001-36865

Mr. Duchovny:

Set forth below are the responses on behalf of AB Value Partners, LP, AB Value Management LLC, Bradley Radoff, Andrew T. Berger, Rhonda J. Parish, Mark Riegel and Sandra Elizabeth Taylor (collectively, the “Filing Persons”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated October 1, 2021, with respect to its additional definitive soliciting materials filed on Schedule 14A, File No. 001-36865, filed with the Commission on September 30, 2021 (the “Letter”) in relation to Rocky Mountain Chocolate Factory, Inc. (the “Company”).

For your convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Letter and all capitalized terms used but not defined herein have the same meaning as in the Letter.

Additional Definitive Soliciting Materials filed September 30, 2021

1.	We note your references to the possible results of the upcoming election of directors at the company’s annual meeting in the subject line of the letter and in the second paragraph of the letter. Revise your disclosure to clarify that you are unable to predict the results of the meeting. See Note d to Rule 14a-9.

RESPONSE: The Filing Persons respectfully acknowledge the Staff’s comment and in future filings will refrain from predicting the results of the election of directors at the Company’s 2021 annual meeting of stockholders (the “Annual Meeting”).

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2.	Please provide us support for your statement that “Delaware law prohibits you from taking any further actions to impede the stockholder franchise” and for your suggestion that the company has taken any action “to impede the stockholder franchise.”

RESPONSE: The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that Delaware law takes the position that a board of directors’ action primarily motivated by a desire to frustrate the stockholder franchise must be justified by a compelling interest. See Blasius v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988). Where “the board’s primary motivation in reducing its size was to hinder the [dissident’s] proxy solicitation” and to “hinder the [dissident’s] attempts to gain a voice on the board[,]” and the other proffered justifications for this action “were pretextual in light of the ability of the board to accommodate” additional directors, the Court of Chancery has found the board’s unilateral reduction invalid under Delaware law. IBS Financial Corporation v. Seidman and Associates, L.L.C., 136 F.3d 940, 950 (3rd Cir. 1998) (applying Delaware law and Blasius framework to the board’s reduction of its size from seven to six members in face of proxy contest for minority board representation).

3.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your statement that the current directors are “…entrenching yourselves or lining your pockets using Company resources.” In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

RESPONSE: The Filing Persons respectfully acknowledge the Staff’s comment and believe that, in the context of the Letter and their other filings with the Commission, the statement above does not directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without reasonable factual foundation. The Filing Persons believe that the Company’s board of directors (the “Board”) has taken several defensive actions intended to entrench itself, including reducing its size from seven to six directors approximately two weeks before the Annual Meeting in response to Mary Kennedy Thompson’s resignation from the Board. This maneuver prevented stockholders from deciding what should happen with the vacant seat at the Annual Meeting. Additionally, while the Board recently repealed its stockholder rights plan four days before the Annual Meeting, the stockholder rights plan was never approved of, nor ratified by, stockholders. Furthermore, with respect to the Company’s 2019 annual meeting of stockholders, the Company delayed it from August 2019 to January 2020, nearly seventeen months after the Company’s previous annual meeting of stockholders, in violation of Delaware General Corporation Law Section 211(c) and reducing the Board’s accountability to stockholders through the election of directors.

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The Company has also richly compensated its executives at the expense of its stockholders. For example, if Bryan J. Merryman, the Company’s president and chief executive officer, were to be terminated from the Company in connection with a change in control, Mr. Merryman would be entitled to enter into a consulting agreement with the Company for six months which would pay him a fee equal to 50% of his base salary. If Mr. Merryman were to refuse to enter into such agreement, then he must pay the Company six months of his base salary. This de facto acts as an extension of severance and benefits continuation. Mr. Merryman’s favorable pay package was negotiated while Brett Seabert was on the Company’s Compensation Committee despite Mr. Merryman having served as Mr. Seabert’s Best Man at his wedding.

The Filing Persons believe that this conduct by the Board provides a reasonable factual basis for their belief that the Board has at times acted to entrench itself and provide favorable compensation at the expense of stockholders.

4.	Related to comment 2 above, provide us your legal analysis that Delaware law would require the current board of directors to “[o]perate the Company under the current status quo until the stockholders decide the Board’s composition. Committing the Company to any material transactions or obligations outside the ordinary course of business before the new Board is seated would disenfranchise the stockholders and could deprive the new Board of its ability to act in accordance with its electoral mandate” and to “[t]ake all steps necessary to disarm any change in control provisions that could penalize stockholders for electing candidates you oppose.”

RESPONSE: The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that there is Delaware authority for the proposition that an incumbent board is prohibited from committing a company to material transactions or obligations outside the ordinary course of business in the midst of a proxy contest where those actions are designed to interfere with or impede the effective exercise of corporate democracy by stockholders. See VenBio Select Advisor LLC v. Goldenberg, et al., C.A. No. 2017-0108-JTL, at *21 (Del. Ch. Mar. 9, 2017) (Transcript) (temporarily enjoining completion of transaction contemplated by licensing agreement until after contested director election because “venBio has stated a colorable claim that the directors’ self-interest in prevailing in the proxy contest tainted their decision to enter into the licensing agreement and resulted in terms that were, at a minimum, suboptimal for the Company and its stockholders in light of their self-interest.”); id. at *23 (“But this is an entrenchment allegation in the context of an active voting contest where it is certainly colorable that the directors took the action they did to interfere with how the stockholders would vote. So, in my view, it is colorably direct and, in any event, subject to review under enhanced scrutiny.”); see also Pell v. Kill, 135 A.3d 764, 794 (Del. Ch. 2016) (enjoining incumbent directors from implementing governance plan aimed at impeding dissident stockholder’s proxy contest); Johnston v. Pedersen, 28 A.3d 1079, 1092 (Del. Ch. 2011) (invalidating class vote of preferred stock in connection with director election); WHN Invs., LLC v. Batzel, 1995 WL 262248, at *8 (Del. Ch.) (invalidating shares issued for the improper purpose of defeating challenge for control); Robert M. Bass Grp., Inc. v. Evans, 552 A.2d 1227, 1247 (Del. Ch. 1998) (enjoining restructuring transaction during proxy contest); Aprahamian v. HBO & Co., 531 A.2d 1204, 1207 (Del. Ch. 1987) (granting preliminary injunction to dissident slate prohibiting delay of stockholder meeting aimed at preventing incumbent directors’ electoral defeat); Packer v. Yampol, 1986 WL 4748, at *11 (Del. Ch.) (granting preliminary injunction enjoining issuance of preferred stock).

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Where the incumbent directors’ past and threatened future use of the corporate machinery affected (or threatens to affect) the stockholder franchise, the incumbent directors bear the burden of “show[ing] that their motivations were proper and not selfish.” Mercier v. Inter-Tel (Del.), Inc., 929 A.2d 786, 810 (Del. Ch. 2007); see also Pell, 135 A.3d at 786 (“The Delaware Supreme Court and this court have remained assiduous in carefully reviewing any board actions designed to interfere with or impede the effective exercise of corporate democracy by shareholders, especially in an election of directors.”) (quotations omitted).

There is likewise Delaware authority supporting the proposition that the incumbent directors are required to take necessary steps to disarm any change in control provisions that could penalize stockholders for electing a dissident slate that the Board opposes unless the Board believes in good faith that approval of the dissident slate for purposes of the change in control provisions would be a breach of their fiduciary duties. See Hills Stores Co. v. Bozic, 769 A.2d 88 (Del Ch. Feb. 22, 2000) (noting that the measure of incumbent director defendants’ good faith in failing to approve dissident slate for purposes of change of control provisions in executives’ employment contracts’ severance provisions was whether the incumbent board believed that the dissident slate posed a danger to the interests of the corporation and its stockholders); San Antonio Fire & Police Pension Fund v. Amylin Pharmaceuticals, 983 A.2d 304, 316 & n.37 (Del. Ch. 2009) (noting that incumbent board was required to approve dissident slate of directors for purposes of a proxy put unless the dissident directors posed such a material threat of harm to the corporation that it would constitute a “breach of the directors’ duty of loyalty to the corporation and its stockholders” to “pass [] control” to them.); Kallick v. Sandridge Energy, Inc., 68 A.3d 242, 246 (Del. Ch. Mar. 18, 2013) (noting that “unless the incumbent board determined, by way of example, that the rival candidates lacked ethical integrity, fell within the category of known looters, or made a specific determination that the rival candidates proposed a program that would have demonstrably material adverse effects for the corporation’s ability to meet its legal obligations to its creditors, the incumbent board should approve the rival slate and allow the stockholders to choose the corporation’s directors without fear of adverse financial consequences…. The incumbents’ expected view that they are better suited to run the company effectively is, without substantially more, not a sufficient fiduciary basis to deny approval to their opponents [for purposes of the proxy put].”).

* * * * *

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

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Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

Enclosures

cc:	Andrew T. Berger, AB Value Management LLC
Lawrence	S. Elbaum, Vinson & Elkins L.L.P.